

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

<u>Via E-mail</u>
Mr. William J. Keneally
Chief Financial Officer
CTPartners Executive Search Inc.
1166 Avenue of the Americas, 3rd Floor
New York, NY 10036

   Re: **CTPartners Executive Search Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed March 29, 2013
      File No. 1-34993

      Form 10-Q for the Fiscal Quarter Ended September 30, 2013
      Filed November 7, 2013
      File No. 1-34493

Dear Mr. Keneally:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Daniel L. Gordon

          Daniel L. Gordon
          Branch Chief